Exhibit 99.2

Thomson ReutersTM Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1, Canada Facsimile 1-866-249-7775 416-263-9524 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual Meeting of Shareholders to be held on Wednesday, June 4, 2025 Meeting location: Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada Time: 12:00 p.m. (Eastern Daylight Time) Notes to Proxy Form 1. Every holder has the right to appoint some other person of their choice, who need not be a shareholder of Thomson Reuters Corporation, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a Corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy form should be signed in the exact manner as the name appears on the proxy form. 4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder. 5. The shares represented by this proxy form will be voted for or against or withheld or abstained from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR items 1, 2 and 3, AGAINST the shareholder proposal in item 4 and in favor of Management’s proposals generally. 6. This proxy form should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only. Fold Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on June 2, 2025. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK . . To Vote Using the Internet To Vote Using the Telephone To Receive Documents Electronically• Call the number listed BELOW from a touch tone telephone. • You can enroll to receive future securityholder communications electronically by visitingwww.investorcentre.com. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy form. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form. For more information, please refer to “Voting Information and How to Attend” in the Management Proxy Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 021XJD

This Form of Proxy is solicited by and on behalf of Management. Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees. I/We being holder(s) of common shares of Thomson Reuters Corporation hereby appoint: David Thomson, or failing himBarry Salzberg, both being directors of Thomson Reuters OR as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Annual Meeting of Shareholders as well as all other matters that may properly come before the Annual Meeting of Shareholders of Thomson Reuters to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on Wednesday, June 4, 2025 at 12:00 p.m. (Eastern Daylight Time), and at any adjournment or postponement thereof. The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3 below. 1. Election of Directors To elect each of the following individuals as directors of Thomson Reuters: For Withhold For Withhold For Withhold Fold 01. David Thomson 06. Michael Friisdahl 11. Barry Salzberg 02. Steve Hasker 07. Kirk Koenigsbauer 12. Paul Sagan 13. Peter J. Thomson 08. Deanna Oppenheimer 03. Kirk E. Arnold 14. Beth Wilson 04. LaVerne Council 09. Simon Paris 05. Michael E. Daniels 10. Kim M. Rivera For Withhold 2. Appointment of Auditor To appoint PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix the auditor’s remuneration. For Against 3. Advisory Resolution on Executive Compensation To accept, on an advisory basis, the approach to executive compensation described in the accompanying Management Proxy Circular. The Board of Directors and Management recommend that shareholders VOTE AGAINST item 4 below. Against For Abstain Fold 4. Shareholder Proposal The shareholder proposal as set out in Appendix B of the accompanying Management Proxy Circular. Signature(s) Date Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a Corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. DD / MM / YY Signing Capacity Annual Report Request Thomson Reuters annual report containing our audited financial statements and related MD&A is available at www.thomsonreuters.com. However, if you wish to receive it by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our annual report by mail. You are required to complete this request on an annual basis. Quarterly Financial Statements and MD&A Request Thomson Reuters quarterly financial statements and related management’s discussion and analysis (MD&A) are available at www.thomsonreuters.com. However, if you wish to receive them by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our quarterly financial statements and MD&A by mail. You are required to complete this request on an annual basis. You can also receive these documents electronically—see reverse for instructions to enroll for electronic delivery. TOCQ AR1 377935 021XKD